Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

The following communication appeared on www.forbes.com on January 5, 2021, following an interview given by Mikhail Kokrich, CEO of Momentus Inc.

Momentus And The Business Of Space

Karl Kaufman, Contributor

Momentus CEO Mikhail Kokorich | COURTESY OF MOMENTUS

Ask the average person to think about space, and they'll envision moonwalks, missions to Mars and science fiction movies like 2001: A Space Odyssey or Star Wars.

One aspect of space travel that has not exactly captured the public's imagination is the grunt work required to transport payloads between orbits. Vessels handling this essential task are known as space tugs, the "tow trucks" of outer space (fun fact: the ship Nostromo from the film Alien was a space tug).

Founded in 2017 by Russian immigrant Mikhail Kokorich and launched from the Y Combinator start-up program, space tug company Momentus has partnered with SpaceX and counts NASA and Lockheed Martin (LMT) as early customers. Momentus says it has $90 million in signed contracts and $1.1 billion under negotiation.

Though rocket launches might get all the glory, space tugs are critical elements needed to launch the burgeoning space economy into hyperdrive.

Previously, the tremendous expense required to launch a rocket carrying only one or two satellites has stymied smaller satellite companies. Now, these companies can hitch a ride on a SpaceX Falcon 9 rocket carrying dozens of satellites. Momentus' Vigoride space tug, also on board, will then deliver these small satellites the "last mile" between orbits while also collecting used cargo that can later be repurposed or reused.

Momentus recently announced it was going public this year in a reverse merger IPO with Stable Road Acquisition Corp., a Special Purpose Acquisition Company (SPAC). The deal values the company at $1.2 billion.

In this exclusive interview, Kokorich and I discuss the economics of space, why going public via SPAC is more beneficial than a traditional IPO and the environmental concerns about the space economy. This interview has been edited for clarity and content.

Karl Kaufman: How would you explain the Momentus business model to a layperson?

Mikhail Kokorich: We help companies operate satellites in space. Once satellites are delivered to space by rockets such as Falcon 9, our vehicles will transport the satellites to custom orbits. We also plan to reposition, refuel, repair or deorbit satellites at the end of their useful life. Our customers will host their payload (for example, cameras or radio transmitters) in our vehicles, and we will provide power and orientations and keep the orbit without the need to build a satellite.

Kaufman: Why did you choose the SPAC route to going public? What are the benefits of this versus the traditional IPO route?

Kokorich: During the SPAC merger process, a company can communicate its plans and projections to the market, which is challenging to do during the IPO process. This is especially valuable for fast-growing companies, who place a lot of value in future growth. Additionally, a company can negotiate and test its valuation during the PIPE process before the deal becomes public and the company goes to market. PIPE is common for SPAC deals, and it also signals to the market that the valuation was negotiated with professional and reputable investors.

Kaufman: How has the space economy changed in the last few years, and what do you view as the market opportunity for the space economy moving forward?

Kokorich: The numbers that characterize the space economy development are impressive.

Only 70 satellites were launched in 2010; this year, the number is more than 1,000. Launch cost dropped almost ten times. The number of companies developing satellite projects increased at least ten times. Satellite operators are developing dozens of applications.

In recent years, the entire space industry has been waiting for what will serve as space's gold rush. One could talk endlessly about the importance of space for humanity and how technologies developed for space activity help solve Earth's problems: satellite imagery, weather, television, communications.

But without a real "space fever" — without the short-term insanity that will pour enormous financial resources, entrepreneurial energy and engineering talent into the space industry — it will not be possible to spark a new "space race."

Presently, the entire space economy — including rockets, communications, imagery, satellites and crewed flights — does not exceed $500 billion, which is less than 0.6% of the global economy. The space economy's current size is not enough to cause truly tectonic shifts in the global economy.

If several factors coincide — a sharp increase in the consumption of multimedia content by unmanned car passengers, rapid growth in the Internet of Things segment — satellite telecommunications services can grow in the medium term to $1 trillion or more.

Telecommunications, satellite imagery and navigation are traditional space applications used since the dawn of the space era. These are high value-added applications, often with no substitutes on the ground. Earth surveillance and global communications are difficult to do from anywhere but space.

The high cost of space assets, caused primarily by the high cost of launch (historically amounting to tens of thousands of dollars per kilogram), was the main obstacle to space applications of the past. For the actual industrialization of space and for the emergence of new space services and products (many of which will replace ones currently produced on Earth), we need a revolution in the cost of launching and transporting cargo in space.

Kaufman: What are some environmental concerns within the space economy?

Kokorich: Human activity in space comes with many environmental implications.

Popular rockets of the past, like the Russian Proton or old versions of the Chinese Long March, used extremely toxic components that had considerable negative impacts on the ecology.

Modern rockets use more ecologically friendly propellants such as kerosene, methane or hydrogen. Reusable rockets have the added benefit of not contaminating the ocean with used rocket boosters and stages.

Many satellite propellants also create considerable environmental or space debris risk. For example, mercury is a chemical element used by some propulsion companies in their systems that will eventually contaminate Earth's atmosphere with its neurotoxins. Chemical satellite propellants or high-pressurized gasses for electrical propulsion could also create a risk of explosion and debris hazards.

The space debris problem could become critical in the next several years. The primary source of the debris is not the collision of satellites but explosions of residual fuel in upper stages. Momentus uses the safest, low-pressure propellant you can imagine: water. Water as a propellant has minimal environmental and debris creation risk.

Kaufman: Who is your biggest inspiration?

Kokorich: My source of inspiration is the story of Igor Sikorsky, a great Russian-American inventor, aviator and entrepreneur. I found a lot of commonalities in his life and my own. He became famous and successful in the Russian Empire, where he built the largest plane in the world, and finally ran from the Bolshevik regime of Soviet Russia to the United States. He created a large aerospace company and became the inventor of a new class of flying machines: helicopters, the possibility of which was predicted by the great Leonardo Da Vinci.

Kaufman: What do you believe will be the main driving force behind continued innovation in the business of space?

Kokorich: For decades during the race between the Soviet Union and the United States, competition between the two was the motor that propelled innovation in the industry.

When the Berlin Wall fell, the necessity to compete evaporated and the entire space industry stalled for more than two decades. Eventually, private business became the driving force of innovation and has created a new model for the space economy.

Now we see dozens, if not hundreds, of new entrants to the space business. These companies explore many new areas, from traditional communication and earth observation to sci-fi style asteroid mining and space tourism. One of the new space economy's main enablers is a disruption in space transportation that lowered barriers to entry and made many new space applications viable.

The market opportunity is massive, with the broader space economy projected to grow to $1.4 trillion in the next decade and potentially more extensive than that in the future.

In the past, the mastering of space drove our most significant technological innovations. We believe the recent disruption of the space launch industry will enable the next industrial revolution.

With any massive opportunity comes accompanying risk, and there will surely be tough competition along the way. Momentus is hoping that, by tapping into the public markets, they'll have access to capital that could propel their ambitions forward.

If space is indeed the next gold rush, Momentus will be among the first selling picks and shovels as an infrastructure company in the "final frontier." The rockets can have all the glory; someone needs to be paid to do the grunt work.

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Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about market size and growth, the development of the space economy, estimates and forecasts of financial and performance metrics, business strategies and competition. These forward-looking statements are based on Stable Road’s or Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Stable Road’s or Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals (including licenses) are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus, including estimated revenues; risks related to the ability of customers to cancel contracts for convenience; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this communication speak only as of the date of this communication. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents will be sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (THE “SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Stable Road’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Special Meeting. Stable Road’s stockholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019, WHICH WAS FILED WITH THE SEC ON MARCH 26, 2020. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT AND AMENDMENTS THERETO FOR THE PROPOSED TRANSACTION. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction are included in the Registration Statement and amendments thereto.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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